MANAGEMENT'S REPORT TO SHAREHOLDERS

The accompanying interim consolidated financial statements of Russel Metals Inc. for the quarter ended March 31, 2004, have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the interim consolidated financial statements within reasonable limits of materiality with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of unrelated Directors.  The Audit Committee meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the interim consolidated financial statements, the management's discussion and analysis and the report to shareholders.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements, the management discussion and analysis and the report to shareholders for presentation to the shareholders.

The interim consolidated financial statements have not been reviewed by the Company's external auditors Deloitte & Touche LLP.

Dated April 26, 2004

(signed)  E. M. Siegel, Jr.                                              (signed)  B. R. Hedges

President and Chief Executive Officer                Executive Vice President and

                                                                                    Chief Financial Officer
RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
($000)	2004	2003

ASSETS
Current
Cash	$ 4,526	$ 19,008
Accounts receivable	341,767	248,904
Inventories	322,130	303,048
Prepaid expenses and other assets	6,116	5,028
Income taxes receivable	5,177	5,912
Discontinued operations	932	1,107

	680,648	583,007

Property, Plant and Equipment	181,232	184,929
Assets Held For Sale (Note 10)	6,756	1,622
Deferred Financing Charges	8,128	3,547
Goodwill	4,583	4,216
Future Income Tax Assets	9,559	10,458
Other Assets	2,638	2,840

	$ 893,544	$ 790,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 7,177	$ 78,093
Accounts payable and accrued liabilities	265,671	217,173
Income taxes payable	18,629	11,729
Current portion long-term debt (Note 8)	26,614	-
Discontinued operations	3,192	2,729

	321,283	309,724
Other Accrued Liabilities (Note 8)	750	-
Long-Term Debt (Note 8)	229,337	179,402
Pensions and Benefits (Note 7)	12,003	11,542
Future Income Tax Liabilities	5,157	6,109

	568,530	506,777

Shareholders' Equity (Note 9)
Preferred shares	-	30,000
Shareholders' equity	325,014	253,842

	325,014	283,842

	$ 893,544	$ 790,619

On Behalf of the Board,

(Signed) Carl R. Fiora	(Signed) Arni C. Thorsteinson

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000, except per share data)	2004	2003

Revenues	$ 515,803	$ 367,021
Cost of sales and operating expenses	456,280	356,460

Earnings before the following	59,523	10,561
Restructuring (Note 10)	(832)	-
Debt redemption costs (Note 8)	(11,310)	-
Foreign exchange gain	-	348
Interest expense (Note 4)	(5,198)	(5,104)

Earnings before income taxes	42,183	5,805
Provision for income taxes	16,825	2,266

Earnings from continuing operations	25,358	3,539
Loss from discontinued operations	(54)	-

Net earnings for the period	25,304	3,539

Retained earnings --

Dividends on preferred shares	(611)	(563)

Earnings available to common
shareholders	24,693	2,976
Dividends on common shares	(3,915)	(2,667)
Retained earnings, beginning of the period	110,502	105,858

Retained earnings, end of the period	$ 131,280	$ 106,167

Basic earnings per common share - continuing operations	$ 0.54	$ 0.08

Basic earnings per common share	$ 0.53	$ 0.08

Diluted earnings per common share - continuing operations	$ 0.53	$ 0.08

Diluted earnings per common share	$ 0.52	$ 0.08

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

Quarters ended March 31,

($000)	2004	2003

Operating activities
Earnings from continuing operations	$ 25,358	$ 3,539
Depreciation and amortization	4,703	3,616
Future income taxes	(349)	1,055
Loss on sale of fixed assets	139	15
Stock-based compensation	390	48
Debt redemption costs (Note 8)	2,096	-

Cash from operating activities before working capital	32,337	8,273

Changes in non-cash working capital items
Accounts receivable	(92,428)	(25,813)
Inventories	(18,346)	39,256
Accounts payable and accrued liabilities	48,432	(21,679)
Current income taxes	8,157	1,034
Other	(1,088)	1,117

Change in non-cash working capital	(55,273)	(6,085)

Cash (used in) from operating activities	(22,936)	2,188

Financing activities
Decrease in bank borrowing	(70,916)	(8,882)
Issue of common shares (Note 9)	50,125	212
Issuance of long-term debt(Note 8)	235,200	-
Redemption of long-term debt (Note 8)	(157,618)	-
Redemption of preferred shares (Note 9)	(30,000)	-
Dividends on common shares	(3,915)	(2,667)
Dividends on preferred shares	(611)	(563)
Deferred financing costs (Note 8)	(6,959)	-

Cash from (used in) financing activities	15,306	(11,900)

Investing activities
Purchase of fixed assets	(6,719)	(4,233)
Proceeds on sale of fixed assets	239	21
Other	(318)	(539)

Cash used in investing activities	(6,798)	(4,751)

Discontinued operations
Operating activities	(54)	-

Cash from discontinued operations	(54)	-

Decrease in cash	(14,482)	(14,463)
Cash position, beginning of the period	19,008	25,068

Cash position, end of the period	$ 4,526	$ 10,605

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in Note 1 to the 2003 annual consolidated financial statements except as noted in Note 2.  These interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments necessary for a fair presentation of the results for the periods reported.

2.	Change in Accounting Policies

a)	Hedging Relationships

Effective January 1, 2004, the Company adopted the new accounting guideline, AcG-13, Hedging Relationships, which establishes certain conditions for when hedge accounting may be applied.  The guideline sets out the requirements for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  The Company has applied this standard to the fixed, fixed cross currency swaps entered into on February 20, 2004 in order to hedge the last US$100 million of its US$175 million U.S. Senior Note (see Note 8).  In addition, this standard has been applied to the Company's other hedging relationships, namely foreign exchange contracts used to manage certain committed cash flows and the hedge of the net investment in U.S. subsidiaries.

b)	Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations.  This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations.  The landlord has the option to retain the facilities or to require the Company to remove them.  The probability-weighted cost of removal, as required by the standard, is not material.

c)	Comparative Figures

In the fourth quarter of 2003, the Company prospectively adopted, effective January 1, 2003, the fair value method of accounting for employee stock-based payments issued after that date.  The 2003 first quarter results have been restated to reflect the adoption of this standard, which resulted in an increase in compensation expense of $48,000 for the quarter.

d)	Generally Accepted Accounting Principles

Effective January 1, 2004, the Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles.  This standard establishes what constitutes Canadian generally accepted accounting standards and provides guidance on the GAAP hierarchy.  The adoption of this standard did not have a material effect on the Company's results of operations, financial position or cash flows.

3.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles in the markets where they operate.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4.	Interest Expense

	Quarters ended March 31,
($000)	2004	2003

Interest on long-term debt	$4,479	$4,969
Other interest expense	719	135

Total Interest	$5,198	$5,104

Interest paid in the quarter ended March 31, 2004 was $4.4 million (2003: $216,000)

5.	Stock-based Compensation

During the quarter ended March 31, 2004, the Company issued 888,500 stock options (2003 - 735,000) at an exercise price of $9.15 (2003 - $5.20).  The assumptions used in the Black Scholes option-pricing model are identical to those disclosed in Note 11 to the 2003 annual consolidated financial statements, except for the expected volatility which was 28.5% (2003: 34.6%).  These assumptions resulted in a fair value of options of $1.89 (2003: $1.30).

6.	Segmented Information

	Quarters ended March 31,
($000)	2004	2003

Segment Revenues
Service center distribution	$ 338,042	$ 194,213
Energy sector distribution	96,123	83,789
Steel import/export	79,786	87,669

	513,951	365,671
Other	1,852	1,350

	$ 515,803	$367,021

Segment Operating Profits
Service center distribution	$ 41,405	$ 6,072
Energy sector distribution	7,727	4,167
Steel import/export	15,298	3,650

	64,430	13,889
Other income (loss)	(564)	(970)
Corporate expenses	(4,343)	(2,358)

	$ 59,523	$ 10,561

	March 31,	December 31,
($000)	2004	2003

Identifiable Assets
Service center distribution	$ 574,506	$ 501,433
Energy sector distribution	165,264	144,809
Steel import/export	92,240	71,436

Identifiable assets by segment	832,010	717,678

Assets not included in segments
Cash	4,526	19,008
Income tax assets	14,736	16,370
Deferred financing charges	8,128	3,547
Other assets	2,638	2,840
Corporate and other operating assets	31,506	31,176

Total assets	$ 893,544	$ 790,619

7.	Pension and Benefits

For the quarter ended March 31, 2004 the total benefit cost relating to employee future benefits was $0.7 million (2003: $0.7 million)

8.	Long-Term Debt

The components of long-term debt are as follows:

	March 31,	December 31,
($000)	2004	2003

6.375% US Senior Notes due March 1, 2014	$ 229,337	$ -
10% US Senior Notes due June 1, 2009	26,614	149,402
8.0% Subordinated Debentures due June 15 2006	-	30,000

	255,951	179,402
Less: current portion	26,614	-

	$ 229,337	$ 179,402

On February 20, 2004, the Company completed the issue of US$175 million of Senior Notes due March 1, 2014 bearing interest at 6.375%.  The proceeds of this issue were used to redeem US$95.5 million of the 10% Senior Notes due June 1, 2009, including a call premium, at 1.0725, the $30 million 8% Subordinated Debentures due June 15, 2006, and the $30 million Class II preferred shares, series C.  The call premium and deferred charges of $2.1 million were charged to income in the quarter.  The remaining US$20.1 million of 10% Senior Notes will be redeemed on June 1, 2004, including a call premium, at 1.05.

On February 20, 2004, the Company entered into fixed, fixed cross currency swaps with major banks to manage the foreign currency exposure on the last US$100 million of the 6.375% Senior Notes.  On the swaps, the Company receives U.S. denominated interest at 6.375% on a notional US$100 million and pays Canadian dollar interest at 7.12% on a notional $131.8 million.  As part of the swaps the Company exchanged US$100 million for $131.8 million on February 20, 2004 and will receive US$100 million for $131.8 million on March 1, 2014.  Both the swap counterparties and the Company have the right to early terminate the swaps in the first quarter of 2009.  On a monthly basis the U.S. Senior Notes are recorded at the month end exchange rate and the difference between the swap rate of $1.3180 and the month end rate is recorded separately as an Other Assets or Liabilities.

The Company has designated the first US$75 million of the 6.375% Senior Notes as a hedge of its net investment in its U.S. Subsidiaries, on an after tax basis.

9.	Shareholders' Equity

The components of shareholders' equity as at March 31, are as follows:

	March 31,	December 31,
($000)	2004	2003

Common shares	$ 198,204	$ 147,981
Contributed surplus	484	192
Retained earnings	131,280	110,502
Cumulative translation adjustment	(4,954)	(4,833)

	$ 325,014	$ 253,842

The number of common shares issued and outstanding were as follows:

	Number	Amount
	of Shares	($000)

Balance December 31, 2003	43,023,342	$147,981
Stock options exercised	197,800	949
Common share issue	5,750,000	49,274

Balance March 31, 2004	48,971,142	$198,204

	Quarters ended March 31,
	2004	2003

Average shares outstanding
Basic	46,199,719	38,080,041
Diluted	47,130,428	38,118,101

On February 12, 2004, the Company completed the closing of its public offering of 5,750,000 common shares at a price of $9.00 per share for net proceeds of $49.3 million.

On March 22, 2004, the Company redeemed its $30 million Class II preferred shares, series C for $25 per share, plus accrued dividends of $0.04 per share.

10.	Restructuring

During the quarter ended March 31, 2004, the Company vacated the Dartmouth and Lachine buildings and have consequently classified them as Assets Held for Sale.  For the quarter ended March 31, 2004, the Company incurred a restructuring charge of $0.8 million relating to the on-going costs of these buildings and other restructuring relating to Russel Metals' operations as a result of the acquisition of Acier Leroux.

For the year ended December 31, 2003, the Company incurred a charge of $3.6 million relating to the restructuring of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  The continuity of this restructuring provision is as follows:

($000)

	Special	Contractual
	Termination	Termination
	Costs	Costs	Other	Total

Balance December 31, 2003	$ 228	$ 2,402	$ 532	$ 3,162
Restructuring charged in the quarter	-	114	718	832
Cash payments	(198)	(965)	(471)	(1,634)
Non-cash changes to the provision	-	56	(779)	(723)

Balance March 31, 2004	$ 30	$ 1,607	$ -	$ 1,637

11.	Supplemental Cash Flow Information

Income tax paid in the quarter ended March 31, 2004 was $8.2 million (2003: $3.8 million).